

Mail Stop 4720

May 18, 2018

David M. Cote
Chief Executive Officer, President and Secretary
GS Acquisition Holdings Corp
200 West Street
New York, NY 10282

>   **Re:** **GS Acquisition Holdings Corp**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 23, 2018**
>   **CIK No. 0001674101**

Dear Mr. Cote:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please describe the material features of your warrants as required by Item 501(b)(2) of Regulation S-K. In this regard, please disclose when the warrants will first become exercisable, when they will expire and that they will be redeemable at your option, as soon as ninety days after becoming exercisable.

Summary

Business Strategy, page 5

3.   We note your belief that "the diversified industrial sector presents an attractive investment opportunity" as well as disclosure highlighting Mr. Cote's "industry experience," "strong M&A track record," and "operational and strategic expertise." Please balance this disclosure with a brief discussion of any relevant adverse business developments to provide a more complete discussion of the sector. Furthermore, please disclose any prior performance information with respect to any other SPACs with which your control persons previously were or are currently associated with, or advise.

The Offering

Private placement warrants, page 19

4.   Please revise your reference to the number of private placement warrants, to be consistent with disclosure elsewhere in the filing stating that your sponsor has subscribed to purchase an aggregate of 2,666,667 private placement warrants (or 2,866,667 warrants if the underwriters' option to purchase additional units is exercised in full).

5.   You disclose that the subscription for the private placement warrants by your sponsor "was made pursuant to a private *pro rata rights* offering…" [emphasis added] Since disclosure appears to indicate that your sponsor was the only party subscribing for the private placement warrants, please explain the reference as to a pro rata subscription.

Certain Potential Conflicts of Interest Relating to Goldman Sachs

Affiliated Joint Acquisition, page 130

6.   Please expand your disclosure to identify what factors, in addition to raising more proceeds to complete a potential acquisition, would motivate any co-investments by Goldman Sachs, other GS Accounts or related affiliates, in your initial business combination. Please also describe any limitations or understandings concerning the size, premium or discount of any co-investments. Your disclosure should give due consideration to how such co-investments may affect the rights of the public shareholders. For example, will the future issuance of securities to co-investment parties affect the approval of the business combination transaction?

David M. Cote
GS Acquisition Holdings Corp
May 18, 2018
Page 3

<u>Description of Securities</u>

<u>Warrants</u>

<u>Redemption of Warrants for Shares of Class A Common Stock, page 154</u>

7.   We note your disclosure on page 156. Please materially describe the "premium" that you expect to provide to holders of the warrants as compared to the expected trading price of the warrants.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Jonathan Ko, Esq.